Filed pursuant to Rule 253(g)(1)

File No. 024-10951

Offering Circular, Dated July 17, 2019

Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

(201) 479-4408; www.withotis.com

Best Efforts Offering of up to 10,000 Series #KW Membership Interests

Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), is offering a minimum of 5,000 and a maximum 10,000 of its Series #KW membership interests (which we refer to as the Series #KW Interests), at an offering price of $25 per Series #KW Interest, on a best efforts basis.

Sale of the Series #KW Interests will begin upon qualification of this offering circular to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”); provided that our manager may waive such limitations. The initial closing of the offering of the Series #KW Interests will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Series #KW Interests have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of Series #KW Interests have been accepted.  If closing has not occurred, this offering shall be terminated upon (i) the date which is one year from the date this offering circular is qualified by the U.S. Securities and Exchange Commission, or the Commission, which period may be extended by an additional six months by our manager in its sole discretion, or (ii) any date on which the manager elects to terminate the offering in its sole discretion.  No securities are being offered by existing security-holders.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings.  The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation and will not be commingled with the operating account of our Series #KW membership interests, until, if and when there is a closing with respect to that investor.  See “Plan of Distribution and Selling Securityholders” and “Securities Being Offered” for additional information.

	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer(2)
Per Series #KW Interest	$25	$0.25	$24.75
Total Minimum	$125,000	$1,225	$123,775
Total Maximum	$250,000	$2,450	$247,550

(1)	North Capital Private Securities Corporation, or the Broker, will be acting as our soliciting agent and executing broker in connection with this offering and entitled to a brokerage fee equal to 1% of the amount raised through this offering. Notwithstanding the foregoing, the Broker will not receive any fee on funds raised from the sale of Series #KW Interests to our manager, its affiliates or the asset sellers. The brokerage fee above is based on our manager purchasing 2% of the Series #KW Interests. We intend to distribute each series of our membership interests principally through the Otis Platform. See “Plan of Distribution and Selling Securityholders.”

(2)	Solely in connection with this offering, our manager has assumed and will not be reimbursed for offering expenses. Because this is a best efforts offering, the actual public offering amount, brokerage fee and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this offering circular and future filings after this offering.

An investment in our interests involves a high degree of risk. See “Risk Factors” on page 7 for a description of some of the risks that should be considered before investing in our interests.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The approximate date of commencement of proposed sale to the public is July 17, 2019.

We are offering to sell, and seeking offers to buy, our interests only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our interests. Neither the delivery of this offering circular nor any sale or delivery of our interests shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

i

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein.  You should read the entire offering circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.”  You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment our series interests.  All references in this offering circular to “$” or “dollars” are to United States dollars.

The Company

Overview

We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top quality alternative investments are faced with a lack of transparency, operational overhead, and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The Otis Platform is our proposed solution to this problem. We plan to initially create a marketplace for investment grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.). Our goal is to unlock every type of alternative asset and give investors true uncorrelated, diversification.

We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.

History and Structure

Our company is a series limited liability company formed on December 18, 2018 pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. We intend that each series of interests will own its own underlying asset, which will be a work of art or other collectible. A new series of interests will be issued for future art or collectibles or other alternative assets to be acquired by us.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  As such, the assets of a series include only the work of art or other collectible associated with that series and other related assets (e.g., cash reserves).

On February 19, 2019, we established the Series #KW membership interests (which we refer to as Series #KW) in connection with the purchase of the Series #KW Asset described below.

Series #KW Asset

The asset associated with Series #KW is a 2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley (which we refer to as the Series #KW Asset).  It is not anticipated that Series #KW would own any assets other than the Series #KW Asset, plus cash reserves for maintenance, storage, insurance and other expenses pertaining to the Series #KW Asset and amounts earned by Series #KW from the monetization of the Series #KW Asset, if any.  See “Description of Business—The Series #KW Asset” for further details.

Manager

Otis Wealth, Inc., a Delaware corporation incorporated on October 4, 2018 (which we refer to as our manager), is the manager of our company and each series of our company.  Our manager also owns and operates a mobile app-based investment platform called Otis Gallery (we refer to the Otis Gallery and any successor platform used by us for the offer and sale of interests as the Otis Platform) through which each series of interests will be sold.

At the closing of this offering and each subsequent offering of interests, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in such offering for the same price as all other investors. Our manager may sell its interests from time to time after the closing of this offering. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

Advisory Board

Our manager intends to assemble an expert network of advisors with experience in relevant industries (which we refer to as the Advisory Board) to assist it in identifying and acquiring the art, collectibles and other alternative assets, to assist the asset manager described below in managing the underlying assets and to advise our manager and certain other matters associated with our business and the various series of interests.

The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●	any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;
●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission;
●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;
●	any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;
●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;
●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;
●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;
●	all custodial fees, costs and expenses in connection with the holding of an underlying asset;
●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;
●	the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;
●	any indemnification payments;
●	the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;
●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and
●	any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.

Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the closing of this offering. Our manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).

If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such underlying asset (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.

We do not anticipate that Series #KW will generate any revenues in 2019 and expect Series #KW to either incur Operating Expenses Reimbursement Obligations or that our manager pays such Operating Expenses incurred and will not seek reimbursement.

Asset Manager

Each series will appoint our manager to serve as asset manager to manage the underlying asset related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith.  Our asset manager will be authorized on behalf of each series to, among other things:

●	create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;

●	purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;

●	engage third party independent contractors for the care, custody, maintenance and management of each underlying asset;

●	develop standards for the care of each underlying asset while in storage;

●	develop standards for the transportation and care of each underlying asset when outside of storage;

●	reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;

●	deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and

●	generally perform any other act necessary to carry out its obligations under the asset management agreement.

Our asset manager will be paid a fee as compensation for sourcing each underlying asset (which we refer to as the Sourcing Fee), which in respect of this offering, shall be equal to 2.3556% of the gross offering proceeds, and in respect of any other offering, in an amount equal to up to 10% of the gross offering proceeds of such offering; provided that such Sourcing Fee may be waived by our asset manager.

See “Description of Business—Description of the Asset Management Agreement.”

Distribution Rights

Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests.

Free Cash Flow consists of the net income (as determined under U.S. generally accepted accounting principles, or GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying asset related to such series.  Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

Any Free Cash Flow generated by a series from the utilization of the underlying asset related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

●	thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying asset related to such series or our manager or any of its affiliates.

Asset seller(s) are any individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by us in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset.

See “Securities Being Offered—Distribution Rights.”

Timing of Distributions

Our manager may make semi-annual distributions of Free Cash Flow remaining to holders of series interests subject to it having the right, in its sole discretion, to withhold distributions in order to meet anticipated costs and liabilities of the series.  Our manager may change the timing of potential distributions in its sole discretion.

Distributions upon Liquidation

Upon the occurrence of a liquidation event relating to our company as a whole or any series, our manager (or a liquidator selected by the manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series). See “Securities Being Offered—Liquidation Rights.”

Transfer Restrictions

Our manager may refuse a transfer by holder of its interest(s) in any series if such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended, or ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. Furthermore, as our interests are not registered under the Securities Act, transfers of our interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws.  See “Securities Being Offered—Transfer Restrictions” for more information.

The Offering

Securities being offered:

We are offering a minimum of 5,000 Series #KW Interests and a maximum of 10,000 Series #KW Interests (of which our manager will own a minimum of 2% and may own a maximum of 19.99% at the closing, but which our manager may sell at any time after the closing), for a minimum aggregate amount of $125,000 and maximum aggregate amount of $250,000.

The Series #KW Interests are intended to be a separate series of our company for purposes of assets and liabilities.  See “Securities Being Offered” for further details.  The Series #KW Interests will be non-voting except with respect to certain matters set forth in our limited liability company agreement, dated February 1, 2019, or the Operating Agreement.  The purchase of the Series #KW Interests is an investment only in Series #KW of our company and not an investment in our company as a whole.

Offering price per Series #KW Interest:	$25.00

Minimum and maximum subscription:	The minimum subscription by an investor is one (1) Series #KW Interest and the maximum subscription by any investor is for Series #KW Interests representing 19.99% of the total Series #KW Interests, although such maximum thresholds may be waived by our manager in its sole discretion.

Broker:	We have entered into an agreement with the Broker, which is acting as our soliciting agent and executing broker in connection with this offering. The Broker is a broker-dealer which is registered with the Commission and will be registered in each state where this offering will be made prior to the launch of this offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with this offering. The Broker is a member of Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities investor Protection Corporation, or SIPC.

Restrictions on investment:

Each investor must be a “qualified purchaser.”  See “Plan of Distribution and Selling Securityholders—investor Suitability Standards” for further details.  Our manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.”   Furthermore, our manager anticipates only accepting subscriptions from prospective investors located in states where the Broker is registered.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation, or the Escrow Agent, and will not be commingled with the operating account of Series #KW, until if and when there is a closing with respect to that investor.

When the Escrow Agent has received instructions from our manager or the Broker that the offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of Series #KW.

If the offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest.  Any costs and expenses associated with a terminated offering will be borne by our manager.

Offering period:	The closing of the offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Series #KW Interests have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of Series #KW Interests have been accepted. If the closing has not occurred, the offering shall be terminated upon (i) the date which is one year from the date this offering circular is qualified by the Commission, which period may be extended by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering in its sole discretion.

Use of proceeds:

The proceeds received in the offering will be applied in the following order of priority of payment:

●     Brokerage Fee: A brokerage fee equal to 1% of the amount raised through this offering. Notwithstanding the foregoing, the Broker will not receive any fee on funds raised from the sale of Series #KW Interests to our manager, its affiliates or the asset sellers;

●     Asset Cost of the Series #KW Asset: Actual cost of the Series #KW Asset paid to the asset seller; and

●     Acquisition Expenses: In general, these include costs associated with the acquisition and development of the Series #KW Asset, which include storage, shipping and transportation, and insurance costs.

Our manager bears all offering expenses and acquisition expenses described above on behalf of Series #KW and will be reimbursed by Series #KW through the proceeds of the offering.  See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders—Fees and Expenses” sections for further details.

Risk factors:	Investing in the Series #KW Interests involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in the Series #KW Interests.

RISK FACTORS

The interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that our investment objectives will be achieved or that a secondary market would ever develop for the interests, whether via the Otis Platform, via third party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before investing in the interests. Prospective investors should obtain their own legal and tax advice prior to making an investment in the interests and should be aware that an investment in the interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the interests.

Risks Related to the Structure, Operation and Performance of the Company

An investment in this offering constitutes only an investment in a series and not in our company or the underlying assets.

A purchase of our series interests does not constitute an investment in either our company or the underlying assets directly.  This results in limited voting rights of the investor, which are solely related to the series.  Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the interest holders and removal of our manager for “cause.”  Our manager and asset manager thus retain significant control over the management of our company and the underlying assets.  Furthermore, because the interests do not constitute an investment in our company as a whole, holders of a particular series of interests will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other series of interest.  In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in the underlying assets because, among other things, the series will be required to pay corporate taxes before distributions are made to the holders, and the asset manager will receive a fee in respect of its management of the underlying assets.

Our company was recently formed, has no track record and no operating history from which you can evaluate our company or this investment.

Our company was recently formed and has not generated any revenues and has no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that our company and the series will achieve their investment objectives, the value of the underlying assets will increase or the underlying assets will be successfully monetized.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek for our initial series or any future series and this could have a material adverse effect upon our company and the value of your interests.

Due to the start-up nature of our company, there can be no guarantee that we will reach our funding target from potential investors with respect to our initial series or future proposed series of interests. In the event we do not reach a funding target, we may not be able to achieve our investment objectives by acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets to generate distributions for investors. In addition, if we are unable to raise funding for additional series of interests, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of interests of additional underlying assets and other monetization opportunities (e.g., hosting events with the collection of underlying assets).

There are few, if any, businesses that have pursued a strategy or investment objective similar to ours which may make it difficult for our company and interests to gain market acceptance.

We do not believe that any other company crowd funds artwork and collectibles or proposes to run a platform for crowd funding of interests in artwork and collectibles. Our company and our interests may not gain market acceptance from potential investors, potential asset sellers or service providers within the art and collectibles industry, including insurance companies, appraisers, and strategic partners. This could result in an inability of our manager to operate the underlying assets profitably. This could impact the issuance of further series of interests and additional underlying assets being acquired by us. This would further inhibit market acceptance of our company and if we do not acquire any additional underlying assets, investors would not receive any benefits which arise from economies of scale (such as reduction in storage costs as a large number of underlying assets are stored at the same facility, group discounts on insurance and the ability to monetize underlying assets through museums or other programs that would require us to own a substantial number of underlying assets).

The offering amount exceeds value of the underlying asset and if the underlying asset is sold before it appreciates or generates income, then investors will not receive the amount of their initial investment back.

The size of this offering will exceed the purchase price of the related underlying asset as at the date of such offering (as the proceeds of the offering in excess of the purchase price of the underlying asset will be used to pay fees, costs and expenses incurred in making this offering and acquiring the underlying asset). If the underlying asset had to be sold and there has not been substantial appreciation of underlying asset prior to such sale, there may not be sufficient proceeds from the sale of the underlying asset to repay investors the amount of their initial investment (after first paying off any liabilities on the underlying asset at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.

Operating Expenses that are incurred after the closing will reduce potential distributions, if any, and the potential return on investment resulting from the appreciation of the underlying assets, if any.

Operating Expenses incurred post-closing shall be the responsibility of the applicable series.  However, if the Operating Expenses exceed the amount of revenues generated from the underlying asset related to such series, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the series, on which our manager may impose a reasonable rate of interest, and be entitled to Operating Expenses Reimbursement Obligations, and/or (c) cause additional interests of such series to be issued in order to cover such additional amounts.

If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be taken out of the Free Cash Flow generated by the series and could reduce the amount of any future distributions payable to investors. If additional series interests are issued, this would dilute the current value of the interests held by existing investors and the amount of any future distributions payable to such existing investors.

Our success depends in large part upon our manager and its ability to execute our business plan.

The successful operation of our company (and therefore, the success of each series) is in part dependent on the ability of our manager and asset manager to source, acquire and manage the underlying assets. As our manager has only been in existence since October 2018 and is an early-stage startup company, it has no significant operating history within the art and collectibles sector, which evidences its ability to source, acquire, manage and utilize the underlying assets.

The success of our company (and therefore, each series) will be highly dependent on the expertise and performance of our manager and its team, its expert network and other investment professionals (which include third party experts) to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with our manager or asset manager. The loss of the services of one or more of these individuals could have a material adverse effect on the underlying assets, in particular, their ongoing management and use to support the investment of the holders of the series interests.

Furthermore, the success of our company and the value of each series is dependent on there being critical mass from the market for the series interests and also our ability to acquire a number of underlying assets in multiple series of interests so that the investors can benefit from economies of scale which arise from holding more than one underlying asset. In the event that we are unable to source additional underlying assets due to, for example, competition for such underlying assets or lack of underlying assets available in the marketplace, then this could materially impact our success and our objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets through revenue generating events and leasing opportunities.

If our series limited liability structure is not respected, then investors may have to share in any liabilities of our company with all investors and not just those who hold the same series of interests as them.

Our company is structured as a Delaware series limited liability company that issues different series of interests for each underlying asset. Each series of interest will merely be a separate series and not a separate legal entity. Under the LLC Act, if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series of interests is segregated from the liability of investors holding another series of interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If our series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series of interests.  The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by the series to the investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of our company generally where the assets of such other series of interests or of our company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of our company are not allocable to a specific series of interests, they will be borne proportionately across all of the series of interests.  Although our manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of Business—Allocations of Expenses”), there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Potential breach of the security measures of the Otis Platform could have a material adverse effect on our company, each series and the value of your investment.

The highly automated nature of the Otis Platform through which potential investors acquire or transfer interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Otis Platform processes certain confidential information about investors, asset sellers and the underlying assets. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Otis Platform, our company, our manager or our service providers (including the Broker) could be breached. Any accidental or willful security breaches or other unauthorized access to the Otis Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of our manager’s and our company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Otis Platform software are exposed and exploited, the relationships between our company, investors, users and the asset sellers could be severely damaged, and our company or our manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we, the third-party hosting used by the Otis Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the asset sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Otis Platform. Any security breach, whether actual or perceived, would harm our reputation and the Otis Platform and we could lose investors and the asset sellers. This would impair our ability to achieve our objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets through revenue generating events and leasing opportunities.

Our manager may sell its interests post-closing which may result in a reduction in value of your interests if there are too many series interests available and not enough demand for those interests.

Our manager may arrange for some of the interests it holds in a specific series of interests to be sold by a broker pursuant to a “10b5-1 trading plan”. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. There is a risk that a sale by our manager may result in too many interests being available for resale and the price of the relevant series of interests decreasing as supply outweighs demand.

Non-compliance with regulations may result in the abrupt cessation of business operations, rescission of any contracts entered into, an early termination of any series of interests sold or, if we were deemed to be subject to the Investment Advisers Act, the liquidation and winding up of any series of interests sold.

The Broker is acting as our soliciting agent and executing broker in connection with this offering. The Broker is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be registered in each state where this offering and sale of the interests will occur prior to the launch of the offering, and it is anticipated that the interests will be offered and sold only in states where the Broker is registered as a broker-dealer. If a regulatory authority determines that our manager, who is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our manager may need to stop operating and therefore, we will not have an entity managing the underlying assets. In addition, if our manager is required to register as a “broker-dealer,” there is a risk that any series of interests offered and sold while our manager was not registered may be subject to a right of rescission, which may result in the early termination of the series.

Furthermore, we are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and neither our manager nor our asset manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act, and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act.  We and our manager have taken the position that the underlying assets are not “securities” within the meaning of the of the Investment Company Act or the Investment Advisers Act, and thus our assets will comprise of less than 40% investment securities under the Investment Company Act and our manager and our asset manager will not be advising with respect to securities under the Investment Advisers Act.  This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If we were to be required to register under the Investment Company Act or our manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of a series and our manager may be forced to liquidate and wind up the series or rescind the offering for any series of interests.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Risks Related to the Art and Collectibles Industry

Each series of our company is expected to invest only in the related underlying asset; therefore, your investment will not be diversified and will appreciate or depreciate based on the value of the underlying asset regardless of market conditions.

It is not anticipated that any series would own any assets other than its related underlying asset, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the underlying asset and amounts earned by the related series from the monetization of the underlying asset, if any. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.

Each series of interests our company is expected to invest in art and collectibles. If there is a downturn in this industry or the economy in general, then the value of the underlying assets is likely to decrease.

Given the concentrated nature of the underlying assets (i.e., only art and collectibles) any downturn in the art and collectibles industry is likely to impact the value of the underlying assets, and consequently the value of the interests. Furthermore, as art and other collectibles are collectible items, the value of such collectables may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in products such as art and collectables. In the event of a downturn in the industry, the value of the underlying assets is likely to decrease.

The volatility in prices for art and other collectibles may result in downward price pressure and adversely affect our objectives.

Volatility of demand for luxury goods as evidenced by the S&P Global Luxury index, in particular high value art and collectibles, may adversely affect a series of interests’ ability to achieve its investment purpose. The art and collectibles market has been subject to volatility in demand in recent periods. Demand for high value art and collectibles depends to a large extent on general, economic, political and social conditions in a given market as well as the tastes of the collector or art enthusiast community resulting in changes the types of art and collectibles that are most sought after. Volatility in demand may lead to volatility in the value of art and collectibles, which may result in further downward price pressure and adversely affect our ability to achieve our objective of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets. In addition, the lack of demand may reduce any further issuance of series of interests and acquisition of more underlying assets, thus limiting the benefits the investors already holding series of interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of underlying assets requiring insurance) and other monetization opportunities (e.g., hosting shows with the collection of underlying assets as compared to just one or two pieces of art or collectibles). These effects may have a more pronounced impact given the limited number of underlying assets held by our company in the short-term.

Art and collectibles are hard to value and any valuations obtained are not guarantees of realizable price.

As explained in the “Description of Business,” art and collectibles are difficult to value. Valuations of the underlying assets will be based upon the subjective approach taken by the members of our manager’s expert network and members of the Advisory Board, valuation experts appointed by the asset seller or other data provided by third parties (e.g., auction results and previous sales history). Mur manager sources data from reputable valuation providers in the industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification.  Consequently, valuations may be uncertain.

The value of the underlying assets can go down as well as up. Valuations are not guarantees of realizable price, do not necessarily represent the price at which our interests may be sold on the Otis Platform and the value of the underlying assets may be materially affected by a number of factors outside of our control, including, any volatility in the economic markets and the condition of the underlying assets.

Risks Related to the Underlying Assets

Potential loss of or damage to an underlying asset could adversely impact the value of the underlying Asset, the series related to the underlying asset, or the likelihood of any distributions made by us to investors.

An underlying asset may be lost or damaged by causes beyond our reasonable control when in storage or on display. Any damage to an underlying asset, could adversely impact the value of the underlying asset or adversely increase the liabilities or Operating Expenses of its related series.  Although we intend for the underlying assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that the underlying assets can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the related series.  In the event that damage is caused to an underlying asset, this will impact the value of the underlying asset, and consequently, the series of interests related to the underlying asset, as well as the likelihood of any distributions being made by us to the investors.

Competition in the art and collectibles industry from other business models may make it difficult to obtain underlying assets.

There is potentially significant competition for the underlying assets from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as arts and collectibles dealers and auction houses continue to play an increasing role. In addition, the underlying market is being driven by the increasing number of widely popular collectible art and collectibles TV shows, including Antiques Roadshow, Storage Pickers, American Pickers and Pawn Stars. This competition may impact the liquidity of a series of interests, as it is dependent on our acquiring attractive and desirable underlying assets to ensure that there is an appetite of potential investors for the series interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes such as art or wine, who may decide to enter the art and collectibles market as well.

Potentially high storage, maintenance and insurance costs for the underlying assets may adversely impact the value of the related series of interest and the amount of distributions made holders of interests.

In order to protect and care for the underlying assets, our manager must ensure adequate storage facilities, maintenance work and insurance coverage. The cost of care may vary from year to year depending on the amount of maintenance performed on a particular underlying asset, changes in the insurance rates for covering the underlying assets and changes in the cost of storage for the underlying assets.  It is anticipated that as we acquire more underlying assets, our manager may be able to negotiate a discount on the costs of storage, maintenance and insurance due to economies of scale. These reductions are dependent on our acquiring a number of underlying assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the series, the amount of distributions made to investors holding the series, on potential proceeds from a sale of the related underlying asset (if ever), and any capital proceeds returned to investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation.

Restoration or repair of an underlying asset may result in a decrease in the value of the underlying asset.

Although we do not intend to undertake restoration or repair of the underlying assets, there may be situations in the future that we are required to do so (e.g., due to natural wear and tear and through the use of the underlying assets). Where we do so, we will be dependent on the performance of third-party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While we will seek to mitigate our exposure by negotiating appropriate contracts, including appropriate warranty protection, any failure on the part of a contractor to perform its obligations could adversely impact the value of the underlying asset and therefore, the value of the series related to such underlying asset.

In addition, the successful restoration or repair of the art and collectibles may be dependent on sourcing replacement original and authentic paint or parts. Original paint or parts for arts and collectibles are rare and in high demand and therefore, at risk of being imitated. There is no guarantee that any paint or parts sourced for the underlying assets will be authentic (e.g., not a counterfeit). If such paint or parts cannot be sourced or, those paints or parts that are sourced are not authentic, the value of the underlying asset and therefore, the value of the series related to such underlying asset, may be materially adversely affected.  Furthermore, if an underlying asset is damaged, we may be unable to source original and authentic paint or parts for the underlying asset, and the use of non-original and authentic paint or parts may decrease the value of the underlying asset.

Insurance may not cover all losses which may result in an operating loss and likelihood that distributions will not be made by us.

Insurance of the underlying assets may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to any affected underlying assets. Furthermore, the series of interests related to such affected underlying assets would bear the expense of the payment of any deductible.  Any uninsured loss could result in both loss of cash flow from and the value of the affected underlying assets and, consequently, the series of interests that relate to such underlying assets.

We may be associated with third party liability and exposed to reputational harm as a result of wrongful actions by certain third parties.

Each series of interests will assume all of the ownership risks attached to its underlying asset, including third party liability risks.  Therefore, the series may be liable to a third party for any loss or damages incurred by it in connection with its underlying asset.  This would be a loss to our company and therefore deductible from any income or capital proceeds payable in respect of the series from the related underlying asset, in turn adversely affecting the value of the series to which the underlying asset relates and the likelihood of any distributions being made by us.

We could be exposed to losses and/or reputational harm as a result of various claims and lawsuits incidental to the ordinary course of our business.

We may become involved in various legal proceedings, lawsuits, and other claims incidental to the ordinary course of our business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable or reasonably possible losses. A determination of the amount of losses, if any, to be recorded or disclosed as a result of these contingencies, will be based on a careful analysis of each individual exposure with, in some cases, the assistance of outside legal counsel. The amount of losses recorded or disclosed for such contingencies may change in the future due to new developments in each matter or a change in settlement strategy.

Any harm to the brand of the manufacturer may adversely impact the value of the underlying assets.

The underlying assets will comprise of art and collectibles. The demand for the underlying assets, and therefore, each series of interests, may be influenced by the general perception of the art and collectibles that artists and manufacturers of products that may become collectible are producing today. In addition, the artists’ manufacturers’ business practices may result in the image and value of art and collectibles produced by certain artists or manufacturers being damaged. This in turn may have a negative impact on the underlying assets made by such manufacturers and in particular, the value of the underlying assets and consequently, the value of the series of interests that relate to such underlying assets.

The value of the underlying asset may depend on a prior owner or association, and therefore, out of our control.

The value of an underlying asset may be connected with its prior ownership by, or association with, a certain person or group or in connection with certain pop culture events or films. In the event that such person or group loses public affection, then this may adversely impact the value of the underlying asset and therefore, the series of interests that relate to such underlying asset.

Title or authenticity claims on an underlying asset may diminish value in the underlying asset as well as the series that relate to the underlying asset.

There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen art and collectibles), or that such claims may arise after acquisition of an underlying asset by a series of interests. We may not have complete ownership history restoration/repair records for an underlying asset or a future underlying asset. In the event of a title or authenticity claim against us, we may not have recourse against the asset seller or the benefit of insurance and the value of the underlying asset and the series related to such underlying asset, may be diminished.

Forced sale of an underlying asset at a lower value than when the underlying asset was first acquired may diminish the value of the series that relate to the underlying asset.

We may be forced to sell an underlying asset (e.g., upon the bankruptcy of our manager) and such a sale may occur at an inopportune time or at a lower value than when the underlying asset was first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the underlying asset. In addition, there may be liabilities related to the underlying asset, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of the underlying asset at the time of a forced sale, which would be paid off prior to investors receiving any distributions from a sale. In such circumstances, the capital proceeds obtained for the underlying asset, and therefore, the return available to investors, may be lower than could have been obtained if the underlying asset continued to be held by us and sold at a later date.

If we are unable to liquidate an underlying asset at a time when we desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment.

Our strategy is to acquire assets, hold such assets for a period of time (on average between five and ten years) and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. In addition, our plan and mission is to seek to provide liquidity to investors by providing a platform for investors to transfer their interests in a series for cash or for interests in another series. However, Operating Expenses, including fees and costs incurred in connection with the management of an underlying asset, the preparation of reports and accounts for each series, insurance premiums, taxes, governmental fees, legal and accounting fees and other costs and expenses are the responsibility of each series of our company. If we are unable to liquidate our asset at a time when we desire to do so or at all, these Operating Expenses will accumulate and reduce any return that an investor in our company may hope to make or cause an investor to lose his entire investment. Furthermore, if we are unable to provide investors with liquidity through the ability to make secondary sales on our platform and we are unable to liquidate an underlying asset, then Operating Expenses will over time reduce the value of the interests such investors may hold resulting in a loss to such investor.

Risks Related to Potential Conflicts of Interest

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our manager.

Our Operating Agreement provides that our manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

Our company, our manager and their affiliates will try to balance our interests with their own.  However, to the extent that such parties take actions that are more favorable to other entities than our company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of each series of interests.  We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist among our manager, our asset manager and their respective employees or affiliates.

Our manager and our asset manager will engage with, on behalf of our company, a number of brokers, dealers, asset sellers, insurance companies, storage and maintenance providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing.  In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our manager or our asset manager and not our company, or may apply disproportionately to other series of interests.  Our manager or our asset manager may be incentivized to choose a broker, dealer or asset seller based on the benefits they are to receive or all series of interests collectively are to receive rather than that which is best for a particular series.

Members of the Advisory Board may be art or collectibles dealers and brokers themselves and therefore will be incentivized to sell us their own art and collectibles at potentially inflated market prices. Members of the Advisory Board may also be investors, in particular, if they are holding interests acquired as part of a sale of an underlying asset (i.e., as they were the asset seller).  They may therefore promote their own self-interests when providing advice to our manager or our asset manager regarding an underlying asset (e.g., by encouraging the liquidation of such underlying asset so they can receive a return in their capacity as an investor).

In the event that the Operating Expenses exceed the revenue from an underlying asset, if any, and any cash reserves, our manager has the option to cause the related series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, our manager may be incentivized to cause the series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to investors. Our manager may also choose to issue additional interests of the series to pay for Operating Expenses instead of causing our company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to holders of the series than the dilution incurred from the issuance of additional interests.

There may be conflicts related to potential future brokerage activity.

Either our manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in our series interests via the Otis Platform. Our manager, or its affiliates, may be entitled to receive fees based on volume of trading and volatility of the interests on the Otis Platform and such fees may be in excess of the appreciation in the interests it holds in each series of interests.  Although an increased volume of trading and volatility will benefit investors as it will assist in creating a market for those wishing to transfer their interests, there is the potential that there is a divergence of interests between our manager and those investors, for instance, if the underlying asset does not appreciate in value, this will impact the price of the interests, but may not adversely affect the profitability related to the brokerage activities of our manager (i.e., our manager would collect brokerage fees whether the price of the underlying asset increases or decreases).

Ownership of multiple series of interests may cause conflicts of interest.

Our manager or its affiliates will acquire interests in each series of interests for their own accounts and may transfer these interests, either directly or through brokers, via the Otis Platform. Depending on the timing of the transfers, this could impact the interests held by the investors (e.g., driving price down because of supply and demand and over availability of interests). This ownership in each of the series of interests may result in a divergence of interests between our manager and the investors who only hold one or certain series of interests (e.g., our manager or its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series of interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series of interests).

Conflicts may arise from allocations of income and expenses as between series of interests.

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series of interests and certain series of interests may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, our manager would be conflicted from acting in the best interests of our company as a whole or the individual series of interests.  While we presently intend to allocate expenses as described in “Description of Business—Allocations of Expenses,” our manager has the right to change this allocation policy at any time without further notice to investors.

There may be conflicting interests of our manager, our asset manager and the investors.

Our manager will determine whether or not to liquidate underlying assets, should an offer to acquire an underlying asset be received. As our manager or its affiliates, once registered as a broker-dealer with the Commission, will receive fees on the trading volume in the interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, our manager will do so considering all of the circumstances at the time, this may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all of the investors.

Our manager may be incentivized to use more popular underlying assets at revenue generating events or in leasing opportunities as this may generate higher Free Cash Flow to be distributed to our manager and investors in the series associated with that particular underlying asset. This may lead the underlying asset of a particular series to generate lower distributions than the underlying assets of other series of interests. The use of art and collectibles at revenue generating events or in leasing opportunities could increase the risk of the art and collectibles getting damaged and could impact the value of the underlying asset and, as a result, the value of the related series of interests. Our manager may therefore be conflicted when determining whether to use a particular piece of art or a collectible at revenue generating events or in leasing opportunities to generate revenue or limit the potential of damage being caused to them.  Furthermore, our manager may be incentivized to utilize underlying assets that help popularize the interests via the Otis Platform, which means of utilization may not generate as much immediate returns as other potential utilization methods.

Our manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As our manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of our company or a series or may amend it in a way that is not beneficial for all investors. In addition, the Operating Agreement seeks to limit the fiduciary duties that our manager owes to its investors. Therefore, our manager is permitted to act in its own best interests rather than the best interests of the investors.  See “Securities Being Offered” for more information.

Fees for arranging events or monetization may cause conflicts of interest.

As our manager will acquire a percentage of each series of interests, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series of interests in which it holds a greater stake. Any profits generated from the Otis Platform (e.g., through advertising) will be for the benefit of our manager. In order to increase its revenue stream, our manager may therefore be incentivized to issue additional series of interests and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series of interests.

Conflicts may arise between the Advisory Board and the company.

The Operating Agreement provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise.  As part of the remuneration package for Advisory Board members, they may receive an ownership stake in our manager.  This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit our manager rather than our company.

As a number of the Advisory Board members may be in the art and collectibles industry, they may seek to sell art and collectibles to, acquire art and collectibles from, or provide services relating to art and collectibles owned by, our company.

Conflicts may exist between legal counsel, our company, our manager and its affiliates.

Our legal counsel is also counsel to our manager and its affiliates, and may serve as counsel with respect to other series of interests.  Because such legal counsel represents both the Company and such other parties, certain conflicts of interest exist and may arise.  To the extent that an irreconcilable conflict develops between us and any of the other parties, legal counsel may represent such other parties and not our company or a series. Legal counsel may, in the future, render services to us or other related parties with respect to activities relating to our company as well as other unrelated activities.  Legal counsel is not representing any prospective investors in connection with this offering and will not be representing interest holders of our company other than our manager, although the prospective investors may rely on the opinion of legality of legal counsel provided at Exhibit 12.1.  Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our interests.

Risks Related to this Offering and Ownership of our Interests

There is currently no public trading market for our interests.

There is currently no public trading market for any series of our interests, and an active market may not develop or be sustained.  If an active public trading market for our interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price.  Even if a public market does develop, the market price could decline below the amount you paid for your interests.

If a market ever develops for our interests, the market price and trading volume may be volatile.

If a market develops for our interests, the market price of our interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the underlying assets or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular series of interest or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There may be state law restrictions on an investor’s ability to sell its interests making it difficult to transfer, sell or otherwise dispose of our interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether interests offering herein will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for the interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our interests to be limited. Investors may be unable to resell their interests, or they may be unable to resell them without the significant expense of state registration or qualification.

Investors lack voting rights and our manager may take actions that are not in the best interests of investors.

Our manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors, and the investors only have limited voting rights in respect of a series. Investors will therefore be subject to any amendments our manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of our company and a series, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of our company and each series of interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series of interests. investors would therefore not be able to remove our manager merely because they did not agree, for example, with how our manager was operating an underlying asset.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if we are unable to raise this capital.

We are offering the interests on a “best efforts” basis, and we can give no assurance that all of the offered interests will be sold. If you invest in our interests and more than the minimum number of offered interests are sold, but less than all of the offered interests are sold, the risk of losing your entire investment will be increased. If substantially less than the maximum amount of interests offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our company or our assets at any particular time. Therefore, the purchase price you pay for the interests may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for the interests is fixed and will not vary based on the underlying value of our assets at any time.  Our manager has determined the offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for the interests has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for the interests may not be supported by the current value of our company or our assets at any particular time.

Upon the completion of this offering, we may elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and investors could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our interests that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of our clients to purchase interests in art and collectibles. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the investor owns.  There will be no dilution to any investors associated with this offering. However, from time to time, additional interests in the series offered hereby may be issued in order to raise capital to cover the series’ ongoing operating expenses. See “Description of Business—Operating Expenses” for further details.

Our manager must acquire a minimum of 2% and may acquire a maximum of 19.99% of the interests in connection with this offering (of which our manager may sell all or any portion from time to time following the closing of this offering).  Our manager will pay the price per share offered to all other potential investors hereunder.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

Our manager owns and operates the Otis Platform, through which investors may indirectly invest, through a series of our interests, in art and collectible opportunities that have been historically difficult to access for many market participants. Through the use of the Otis Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Series #KW Interests exclusively through the Otis Platform.  Neither our manager nor any other affiliated entity involved in the offer and sale of the Series #KW Interests is a member firm of FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Series #KW Interests.

This offering is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.”  For further details on the suitability requirements an investor must meet in order to participate in this offering, see “—investor Suitability Standards.” As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Series #KW Interests are offered and sold only to “qualified purchasers” or at a time when our Series #KW Interests are listed on a national securities exchange.  It is anticipated that sales of securities will only be made in states where the Broker is registered.

We are offering a minimum of 5,000 Series #KW Interests and a maximum of 10,000 Series #KW Interests, at a purchase price of $25 per Series #KW Interest, for a minimum aggregate amount of $125,000 and maximum aggregate amount of $250,000. The initial offering price was determined by our manager.

At the closing of this offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the Series #KW Interests sold in this offering for the same price as all other investors. In addition, the asset seller may purchase a portion of the Series #KW Interests. Our manager may sell its Series #KW Interests from time to time after the closing of this offering. Our manager has no present intention to sell its Series #KW Interests, and any future sales would be based upon our potential need for capital, market prices of the Series #KW Interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to the Series #KW Interests.

The closing of the offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Series #KW Interests have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of Series #KW Interests have been accepted.  If the closing has not occurred, the offering shall be terminated upon (i) the date which is one year from the date this offering circular is qualified by the Commission, which period may be extended by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering in its sole discretion.

The Series #KW Interests are being offered by subscription only in the U.S. and to residents of those states in which the offer and sale is not prohibited.  This offering circular does not constitute an offer or sale of Series #KW Interests outside of the U.S.

Those persons who want to invest in the Series #KW Interests must sign a subscription agreement, which will contain representations, warranties, covenants, and conditions customary for offerings of this type for limited liability companies. See “—How to Subscribe” below for further details.  A copy of the form of subscription agreement is attached as Exhibit 4.1.

The Series #KW Interests will be issued in book-entry form without certificates.

Our manager, and not our company, will pay all of the expenses incurred in this offering that are not covered by the Brokerage Fee, Offering Expenses or Acquisition Expenses described below, including fees to legal counsel, but excluding fees for counsel or other advisors to the investors and fees associated with the filing of periodic reports with the Commission and future blue sky filings with state securities departments, as applicable. Any investor desiring to engage separate legal counsel or other professional advisors in connection with this offering will be responsible for the fees and costs of such separate representation.

Investor Suitability Standards

The Series #KW Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our company (in connection with Series #KW or any other series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

The Series #KW Interests will not be offered or sold to prospective investors subject to ERISA.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our manager and the Broker, in its capacity as broker of record for this offering, will be permitted to make a determination that the subscribers of Series #KW Interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in the Series #KW Interests may involve significant risks.  Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Series #KW Interests.  See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an investor is one (1) Series #KW Interest and the maximum subscription by any investor is for Series #KW Interests representing 19.99% of the total Series #KW Interests, although such maximum thresholds may be waived by our manager in its sole discretion.

Broker

North Capital Private Securities Corporation is acting as our soliciting agent and executing broker in connection with the sale of the Series #KW Interests pursuant to an amended and restated solicitation agreement, or the Solicitation Agreement.  Under the terms of the Solicitation Agreement, the Broker will identify individuals and/or institutions that it wishes to solicit on behalf of our company in connection with this offering, who, together with any other individuals or institutions who are referred by the Company are considered “Prospects” under the Solicitation Agreement. These Prospects will be referred to the Otis Platform, which is powered by certain platform technology that our manager has licensed from the Broker, and will be able to review this offering circular and all subscription documents and purchase securities in this offering. The Broker will have access to the subscription information provided by Prospects and will serve as broker of record for this offering by processing transactions by Prospects through the platform technology and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks).

The Broker is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where the offering and sale of interests will occur, prior to the launch of the offering.  The Broker will receive a Brokerage Fee but will not purchase any Series #KW Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the offering.

In addition to the Brokerage Fee described below, if, within six (6) months after the termination of Solicitation Agreement, we complete any private financing of equity, equity-linked or debt or other capital raising activity (other than the exercise by any person or entity of any options, warrants or other convertible securities) with any investors in this offering that were identified by the Broker, we will pay the Broker upon the closing of such financing one percent (1%) of the amount of such investor’s investment in such offering.

Pursuant to the Solicitation Agreement, we agreed that we will not engage any person to perform services similar to those provided by the Broker under the Solicitation Agreement without the Broker’s written consent.

The amount recoverable under any claim by us against the Broker is limited to the aggregate of fees payable by us to the Broker under the Solicitation Agreement.  We agreed to indemnify the Broker and each of its affiliates and their respective directors, officers and employees for any loss, claim, damage, expense or liability incurred by the other (including reasonable attorneys’ fees and other expenses in investigating, defending against or appearing as a third-party witness in connection with any action or proceeding) in any third party claim arising out of a material breach (or alleged breach) by us of any provision of the Solicitation Agreement, or as a result of a material violation of any law or regulation.

The Solicitation Agreement may be terminated by either party at any time upon the provision of sixty days prior written notice thereof to the other.

Escrow Agent

The Escrow Agent is North Capital Private Securities Corporation who will be appointed pursuant to an amended and restated escrow agreement among the Broker, the Escrow Agent, and our company, on behalf of Series #KW, or the Escrow Agreement. A copy of the Escrow Agreement is attached hereto as Exhibit 8.1.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in “—Fees and Expenses” below, however, our manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent incurred in the case of this offering.

We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) in any third party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the Escrow Agreement or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.

Fees and Expenses

Brokerage Fee

As compensation for providing certain broker-dealer services to us in connection with this offering, the Broker will receive a Brokerage Fee equal to 1% of the amount raised through this offering. Notwithstanding the foregoing, the Broker will not receive any fee on funds raised from the sale of Series #KW Interests to our manager, its affiliates or the asset sellers.

Each series of interests will be responsible for paying its own Brokerage Fee to the Broker in connection with the sale of interests in such series. The Brokerage Fee will be payable immediately upon the closing of each offering from the proceeds of such offering.

In addition to the Brokerage Fee, our manager pays North Capital Investment Technology, the parent company of the Broker, a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. This fee is capped at $6,000 for this specific offering. Our manager will also pay North Capital Investment Technology a one-time installation and setup fee of $2,500.

Offering Expenses

Each series of interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series (which we collectively refer to as the Offering Expenses). Offering Expenses consist of legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). Offering Expenses also include a fee of $10,000 for accountable due diligence expenses that we have agreed to pay to the Broker. Our manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to this offering.

Acquisition Expenses

Each series of interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying asset related to such series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, storage fees, insurance fees, bank fees and interest (if the underlying asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the underlying asset from the asset seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), photography and videography expenses in order to prepare the profile for the underlying asset on the Otis Platform (which we collectively refer to as Acquisition Expenses). The Acquisition Expenses will be payable from the proceeds of each offering. See “Use of Proceeds to Issuer” for a description of the Acquisition Expenses for this offering.

Sourcing Fee

Our asset manager will be paid a Sourcing Fee as compensation for sourcing each underlying asset, which in respect of this offering, shall be equal to 2.3556% of the gross offering proceeds, and in respect of any other offering, in an amount equal to up to 10% of the gross offering proceeds of such offering; provided that such Sourcing Fee may be waived by our asset manager.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular.  Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular.  Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular.  Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The offering statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular.  You should read this offering circular and the related exhibits filed with the Commission and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The offering statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the Series #KW Asset on the Otis Platform.  The contents of the Otis Platform (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

How to Subscribe

Potential investors who are “qualified purchasers” may subscribe to purchase the Series #KW Interests.  Any potential investor wishing to acquire the Series #KW Interests must:

1.	Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in the Series #KW Interests is suitable for you.

2.	Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Otis Platform application and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.	Once the completed subscription agreement is signed, you will be instructed to transfer funds in an amount equal to the purchase price for the Series #KW Interests you have applied to subscribe for (as set out on the front page of your subscription agreement) by ACH into the escrow account. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by our manager and, if accepted, such further time until you are issued the Series #KW Interests.

4.	Our manager and the Broker will review the subscription documentation completed and signed by you. You may be asked to provide additional information. Our manager or the Broker will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the offering at any time prior to closing.

5.	Once the review is complete, our manager will inform you whether or not your application to subscribe for the Series #KW Interests is approved or denied and if approved, the number of Series #KW Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. Our manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.	If all or a part of your subscription is approved, then the number of Series #KW Interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the Series #KW Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of Series #KW as consideration for such Series #KW Interests.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and Operating Agreement. Our company, our manager and the Broker will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for our manager and the Broker to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the Series #KW Interests, please notify our manager immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact our manager using the contact details set out in the “Where You Can Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with Series #KW’s operating account, until if and when there is a closing with respect to that investor. When the Escrow Agent has received instructions from our manager that the offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of Series #KW.  If the offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest or deductions.  Any costs and expenses associated with a terminated offering will be borne by our manager.

USE OF PROCEEDS TO ISSUER

We estimate that the gross proceeds of this offering (including from Series #KW Interests acquired by our manager) will be approximately $250,000 assuming the full amount of this offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fee (assuming our manager acquires 2% of Series #KW Interests)(1)	$2,450	0.98%
Cash Portion of the Asset Cost(2)	$237,500	95.00%
Acquisition Expenses(3)
Storage	$1,951	0.78%
Shipping & Transportation	$1,180	0.47%
Insurance	$1,030	0.41%
Sourcing Fee(4)	$5,889	2.3556%
Offering Expenses(5)	$0	0.00%
Total Fees and Expenses	$12,500	5.00%
Total Proceeds	$250,000	100.00%

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Series #KW Interests to our manager or its affiliates. The actual Brokerage Fee will be between $2,000 - $2,450, based on our manager purchasing 2% to 19.99% of the Series #KW Interests.

(2)	Our manager acquired the Series #KW Asset for a total cost of $237,500. On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for the note described below. In the case of the Series #KW Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.

(3)	To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(4)	Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series #KW Asset in amount equal to 2.3556% of the gross offering proceeds.

(5)	Solely in connection with this offering, our manager has assumed and will not be reimbursed for Offering Expenses.

On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for a note in the original principal amount of $237,500.  This note does not bear any interest and must be repaid within 14 business days of the final closing of this offering (i.e., when this offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.4 hereto.

Upon the closing of this offering, proceeds from the sale of the Series #KW Interests will be distributed to the account of Series #KW. Upon final closing of this offering, Series #KW will then pay back the note made to acquire the Series #KW Asset.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. Our manager reserves the right to modify the use of proceeds based on the factors set forth above.  Neither our company nor Series #KW are expected to keep any of the proceeds from the offering.  In the event that less than the maximum number of Series #KW Interests are sold in connection with this offering, our manager may pay, and not seek reimbursement for, the Brokerage Fee and Acquisition Expenses.

DESCRIPTION OF BUSINESS

Overview

We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top quality alternative investments are faced with a lack of transparency, operational overhead, and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The Otis Platform is our proposed solution to this problem. We plan to initially create a marketplace for investment grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.). Our goal is to unlock every type of alternative asset and give investors true uncorrelated, diversification.

We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.

Market Opportunity

According to The Art Market Report 2018 by Art Basel and UBS, the size of the global art market in 2017 was roughly under $64 billion, a 12% increase from 2016. Despite its size, the art market is complex and often misunderstood due to its opaque nature. Unlike traditional asset classes such as equities or fixed income, there is not as much transparency or public data available. The market is made and executed through private transactions, making it difficult for outsiders to gain insight. We believe there is an opportunity to use our platform to make the market more liquid and transparent for investors of all means and backgrounds. We expect the art market to grow and present unique opportunities moving forward as a result of demand stemming from investors looking for an uncorrelated alternative asset class and an increase in global wealth. We believe that the contemporary art segment is best positioned to drive growth in the upcoming years.

Many traditional asset classes are heavily intertwined, providing a muted diversification benefit in down markets. Uncorrelated asset classes, such as art, have provided the diversification benefit. Art has attractive, uncorrelated returns and is considered to be a strong hedge during periods of economic downturn and volatility. According to ArtPrice, its blue-chip artist index (top 100 artists by volume) has outperformed the S&P 500 by more than 250% since 2000. The Artprice100 Index only declined 25% during the financial crisis of 2008-2009, while the S&P 500 fell by 58%. This index does not include Kehinde Wiley as one of the artists.

There is a strong correlation between the global expansion of wealth and the general growth of the art market. According to Capgemini’s World Wealth Report 2018, which analyzes economic factors that drive wealth creation, global high-net-worth individual wealth is at an all-time high (increased ~11% from the prior year while the art market increased by ~12%) mostly driven by increases in wealth in Asia-Pacific, Africa, and North America. China became the world’s third largest art market in 2016 (also a year where Asia surpassed North America concerning high-net-worth individual wealth), when the country accounted for 20% of global sales of $57 billion, whereas a decade ago China only accounted for just 9% of total sales worldwide. Capgemini expects high-net-worth individual wealth to exceed $100 trillion by 2025, implying a 2017-2025 CAGR of 5.3% mostly driven by growth in Asia. The growth in wealth thus far has globalized the art market in many ways, giving it depth and stability as an asset class. We expect further growth in wealth around the world to continue to act as a catalyst for the art market in the upcoming years.

Contemporary art is a segment of the market that has generated a strong return on investment in the long term (CAGR of 9.2% over the last 15 years (calculated with information from The Art Market Report 2018)). In the global art auction market, post-war and contemporary art were the two largest sectors in 2017, accounting for 46%, followed by Modern art (27%). According to Artprice’s latest Contemporary Art Market Report, the contemporary art market ended with a third consecutive period of growth (ending in June 2018) following a record sale of $110.5 million in May 2018. Global auction turnover rose by 19% reaching $1.9 billion (1,744% increase from $103 million in 2000/2001), the volume of transaction grew by 17% with 66,850 lots sold (5.5x increase since 2000/2001), the global unsold rate remained stable at 39% and the price index of contemporary art increased by 18.5%.

The increases in the market’s three main indicators (average increase of ~+18%) suggest a growing but balanced growth of contemporary art sales. Art dealers surveyed by the Art Basel and UBS Report were generally optimistic about art sales over the next five years, with 66% predicting an increase, and only 6% predicting a decline. The most optimism was in the contemporary market (50% of dealers expect art sales to increase in the next five years), while the majority of those in the older sectors of the fine art market predicted no significant change. Nearly 20% of the dealers in the antiques and decorative art sectors had a negative five-year outlook, the highest share of those surveyed.

Demand for contemporary art has been backed by increased demand from high-net-worth individuals who are looking for passion investments to add to their portfolio. Of the high-net-worth individuals who are active in the art market, more than 65% expressed that a passion for collecting art was an expression of their personality and more than 60% expressed that collecting art was driven by a desire to support arts and culture, especially at the local and national level. In addition to high-net-worth individuals, millennials are also a driving force for contemporary art demand. Millennials are more likely than other generations to see art as a financial asset and as a part of a comprehensive wealth strategy. According to AXA’s art survey, over 90% of young collectors are interested in contemporary pieces. They demonstrate a strong preference for contemporary art, because of their inclination to buy art of their period. Millennials are more likely than other age groups to discover and purchase art online via platforms such as Instagram and Pinterest, which has led to significant growth in the online art market. In the next few decades, it seems that online art commerce will continue to grow and facilitate a more interconnected art world.

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

The Series #KW Asset

The discussions contained in this offering circular relating to Kehinde Wiley, the Series #KW Asset and the art industry are taken from third-party sources that we believe to be reliable and we believe that the information from such sources contained herein regarding Kehinde Wiley, the Series #KW Asset and the art industry is reasonable, and that the factual information therein is fair and accurate.

Summary Overview

●	Series #KW has purchased a 2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley, the specifications of which are set below

●	In 2017, Kehinde Wiley was chosen and commissioned to paint Barack Obama’s official portrait for the Smithsonian

●	One of the most iconic pieces from Kehinde Wiley is the figure in front of a colorful background pattern, in the same style and year as the Obama painting, which brought Kehinde Wiley to national recognition

●	Only eleven portrait paintings were produced for the Saint Louis Art Museum’s “Saint Louis” collection which showcases residents of the city that were selected from a casting call and were painted in front of a decorative background

●	We chose this painting as one of our investments due to the “blue chip” nature of the artist, Kehinde Wiley. His work has been displayed in both solo and group exhibitions at major institutions around the world and he is represented by internationally reputable galleries

Specifications

Artist	Kehinde Wiley
Artwork	Saint Jerome Hearing the Trumpet of Last Judgement
Size	96 x 72 inches
Medium	Oil on Linen
Creation Year	2018
Purchased From	Roberts Projects
Purchased For	$237,500
Year Purchased	2019

The Painting

Wiley’s Saint Jerome is part of Saint Louis, an exhibition at the Saint Louis Art Museum that is deeply connected to St. Louis and informed by visits Wiley made in 2017 to the city. Through a process of street casting, he invited strangers he met in neighborhoods in north St. Louis and Ferguson to pose for his paintings. Dressed in their own clothing, Wiley then created eleven original portraits that are inspired by carefully chosen artworks in the Museum’s collection. Kehinde paints black men and women in poses once associated with white aristocrats in historical paintings. Wiley’s portraits often feature ornate and decorative backgrounds, elements of which surround and sometimes weave around his subjects. His works address the politics of race and power in art, drawing attention to the pervasive lack of representation of people of color in the art world.

The painting measures 96 in by 72 in and was created in 2018. The work is currently stored in a purpose-built, secure, temperature-controlled storage facility in New York.

The Artist

Kehinde Wiley is a painter best known for his naturalistic portraits of African American men in heroic poses. Born in Los Angeles, CA, he earned his BFA from the San Francisco Art Institute and his MFA from the Yale University School of Art. Wiley’s early work consists of Photo-Realistic paintings of men, whom he had met on the streets in Harlem, set against a floral background. In all of his work, Wiley combines a wide range of references from classical painting and pop culture. Over the course of his career, the size of Wiley’s canvases has expanded, and he began depicting his subjects, young black models or music icons, in heroic defeat as well as triumph. Most of his models are cast on the street, though Wiley has also portrayed celebrities such as Michael Jackson and Ice-T. In 2017, he was chosen to paint Barack Obama’s official portrait for the Smithsonian. He has continued to travel through Africa, Brazil, India, and Sri Lanka, and paint portraits that incorporate the cultural imagery associated with these places. Wiley’s work has been exhibited at the National Portrait Gallery in London, the Brooklyn Museum of Art, and the Studio Museum in Harlem, New York.

Condition Report

According to the Saint Louis Museum, the painting is in excellent condition. The canvas has been tensioned over a very thin stretcher, and retains overall planarity but is slightly slack on the stretcher. Evidence of underdrawings in what appears to be pencil can be seen in a few areas throughout, particularly in the background repeating patterns. The paint layers have been applied very thinly and are in excellent condition overall. There are a few small brush inclusions and a small area of light abrasion to the left of the figure. The surface gloss is slightly uneven, but likely due to the recent “glazing” before the works arrived. The frame is in excellent condition overall, with only a few very small light scuffs that reveal a white preparatory layer.

Ownership and Pricing History

We purchased the painting from the artist at Roberts Projects. Roberts Projects represents mid-career and established artists of international recognition as well as emerging artists. By exhibiting artists across multiple generations and continents, the gallery establishes a discursive critical voice in addressing diverse perspectives of art within a broader context of contemporary artistic practices.

Provenance: The painting is currently on loan to the Saint Louis Art Museum courtesy of the Artist and Robert Projects. The painting then will be sent to us.

Pricing History: We are the first to buy the asset.

Comparable Analysis: An official independent appraisal for this painting has not been obtained. However, there are other comparable portrait paintings produced in the same time frame that were sold in art auctions in 2018, including:

●	CHARLES I (produced in 2018) was sold in 2018 for $300,000 ($69.4 per square inch).

●	Portrait of Quentin Lee Moore (produced in 2017) was sold in 2018 for $112,500 ($90.7 per square inch).

●	We purchased Wiley’s Saint Jerome for $237,500 ($34.4 per square inch).

Market Assessment

We believe there is a growing market for Wiley’s portfolio, specifically his portrait paintings with decorative backgrounds produced post-2017. According to recent auction data, his work is currently sold on the secondary market where his latest works range from $112,500 to $300,000 for paintings of comparable specifications. As per the graphs below, the average price paid (calculated using turnover per artwork sold for the year) for Kehinde Wiley’s work increased by 86% from 2017 to 2018 and grew at a 14.7% CAGR from 2005 to 2018. Kehinde Wiley’s sell through rate for this work has increased to 100% in 2018, spiking after he was commissioned to paint Barack Obama for the Smithsonian.

We were able to obtain the painting in excellent condition and believe that it already has a strong provenance given its position in the Saint Louis Art Museum. We believe Kehinde’s work in general is particularly recognizable in American culture, especially after he was commissioned to do President Obama’s portrait in 2017.

Source: Widewalls

Artist Assessment: We use a combination of qualitative and quantitative metrics to assess the market for Kehinde Wiley’s work.

Price Range of Comparable Work	$112,500 to $300,000, implied average of $69.4 to $90.7 per square inch of painting
Sell Through Rate	84.6%
Turnover	$4.75mm with 2018 being the peak
Number of Pieces Sold	112 total pieces sold
Recent Notable Solo Exhibitions / Provenance

●     2019 Roberts Projects, Culver City, CA (forthcoming)

●     2018 The Smithsonian’s National Portrait Gallery, Washington DC

●     2018 Saint Louis Museum of Art, Saint Louis, MO

●     2017 “Kehinde Wiley: A New Republic” Oklahoma City Museum of Art, Oklahoma City, OK,

○        Toledo Museum of Art, Toledo, OH (2017)

○        Phoenix Art Museum, Phoenix, AZ (2016)

○        Seattle Art Museum, WA (2016)

○        Virginia Museum of Fine Arts, Richmond, VA (2016)

○        Modern Art Museum of Fort Worth, TX (2015)

○        Brooklyn Museum, New York, NY (2015)

●     2017 “Trickster” Sean Kelly, New York, NY

●     2017 “Kehinde Wiley: In Search of the Miraculous” Stephen Friedman Gallery, London, UK

●     2016 “Kehinde Wiley” Petit Palais, Musée des Beaux-Arts de la Ville de Paris, Paris, France

●     2015 “Fifteen x Fifteen” Bill Hodges Gallery, New York, NY

Storage

We currently lease space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the Series #KW Asset in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.

Depreciation

We treat art and collectible assets as collectible and therefore we will not depreciate or amortize the Series #KW Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Series #KW Asset.

Our Business

An investment in a series of our company represents an investment in that particular series and thus indirectly the underlying asset related to such series and do not represent an investment in our company or our manager generally.  We do not anticipate that Series #KW will own any assets other than the Series #KW Asset.  However, we expect that the operations of our company, including the issuance of additional series of interests and their acquisition of additional assets, will benefit investors by enabling Series #KW to benefit from economies of scale.

We anticipate that our core competency will be the identification, acquisition, marketing and management of investment grade art and other collectibles for the benefit of the investors. The Otis Platform aims to provide:

●	investors with access to alternative assets for investment, portfolio diversification and secondary market liquidity for their interests (although a secondary market does not currently exist and there can be no guarantee that a secondary market will ever develop or that appropriate registrations to permit such secondary trading will ever be obtained);

●	asset sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Otis Platform; and

●	all Otis Platform users with a premium, highly curated, engaging experience.

All Otis Platform users and others with opportunities to engage with the art and collectibles in our collection through a diverse set of tangible interactions with assets on the platform and unique collective ownership experiences.

Our objective is to become the leading marketplace for investing in art, collectibles and other alternative assets and, through the Otis Platform, to provide investors with financial returns commensurate with returns in the art, collectibles and other alternative assets industries, to provide experiential and social benefits comparable to those of a world-class collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for investors.

Our Manager

The Operating Agreement designates our manager as the managing member of our company.  Our manager will generally not be entitled to vote on matters submitted to the holders of our interests.  Our manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as manager.

The Operating Agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the Operating Agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

In the event our manager resigns as managing member of our company, the holders of a majority of all interests of our company may elect a successor managing member.  Holders of interests in each series of our company have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests in each series of our company (excluding our manager), in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or our company. If so convicted, our manager shall call a meeting of all of the holders of every series of interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove our manager as manager of our company and each series.  If our manager fails to call such a meeting, any interest holder will have the authority to call such a meeting.  In the event of its removal, our manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve our company (and therefore the series), the liquidation provisions of the Operating Agreement shall apply (as described in “Securities Being Offered—Liquidation Rights”). In the event our manager is removed as manager of our company, it shall also immediately cease to be manager of any series.

See “Directors, Executive Officers and Significant Employees” for additional information regarding our manager.

Advisory Board

Our manager intends to assemble an expert network of advisors with experience in relevant industries to serve on the Advisory Board to assist our manager in identifying and acquiring the art, collectibles and other alternative assets, to assist our asset manager in managing the underlying assets and to advise our manager and certain other matters associated with our business and the various series of interests.

The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●	any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;
●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission;
●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;
●	any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;
●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;
●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;
●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;
●	all custodial fees, costs and expenses in connection with the holding of an underlying asset;
●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;
●	the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;
●	any indemnification payments;
●	the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;
●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and
●	any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.

Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the closing of this offering. Our manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).

If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to the Operating Expenses Reimbursement Obligations, and/or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.

Indemnification of the Manager

The Operating Agreement provides that none of our manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager, members of the Advisory Board, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each series will appoint our manager to serve as asset manager to manage the underlying asset related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith.  Our asset manager will be authorized on behalf of each series to, among other things:

●	create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;

●	purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;

●	engage third party independent contractors for the care, custody, maintenance and management of each underlying asset;

●	develop standards for the care of each underlying asset while in storage;

●	develop standards for the transportation and care of each underlying asset when outside of storage;

●	reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;

●	deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and

●	generally perform any other act necessary to carry out its obligations under the asset management agreement.

Our asset manager will be paid a Sourcing Fee as compensation for sourcing each underlying asset, which in respect of this offering, shall be equal to 2.3556% of the gross offering proceeds, and in respect of any other offering, in an amount equal to up to 10% of the gross offering proceeds of such offering; provided that such Sourcing Fee may be waived by our asset manager.

The asset management agreement will terminate on the earlier of: (i) one year after the date on which the relevant underlying asset has been liquidated and the obligations connected to the underlying asset (including, contingent obligations) have been terminated, (ii) the removal of our manager as managing member of the series related to such asset, (iii) upon notice by one party to the other party of a party’s material breach of the asset management agreement or (iv) such other date as agreed between the parties to the asset management agreement.

Each series will indemnify our asset manager and its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the asset management agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.

Asset Selection

We will target a broad spectrum of assets to cater to a wide variety of demand. It is our objective to acquire a diverse collection of top tier contemporary art and collectibles sourced directly from living, mid-career artists as well as art collectors. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to appropriately maintain, monitor and manage the collection for continued value appreciation and to enable respectful enjoyment and utilization by the investors and potential lessees.

Sourcing. Through our network of artists, galleries, collectors, and our Advisory Board, we will build a pipeline of compelling opportunities in the contemporary art and collectibles market, with the intent of driving returns for investors who own the applicable asset. Our sourcing angle combined with our data-driven approach to the investment process will provide us with opportunities that will help us capture demand in the market for particular assets. Our data-driven approach will help us study and identify the latest trends in the market to find artists and pieces which we believe will resonate with millennial values. We will consider factors such as rarity, significance, historical prices, originality, value, condition, and social trends when deciding whether or not to acquire an asset. We look forward to maintaining an ongoing list of investment opportunities and a database of interesting market trends across the various assets categories that we track.

Due Diligence. We will consider the growth potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from art advisors in our network, precedent and comparable transactions, among other metrics. The diligence process will be a part of a memo that will be put together for investment review.

Investment Review. We will establish an investment committee (panel of experts, advisors, and independent members) to review the memo and vote to either approve or reject the assets. Regardless of the decision, the committee will draft a summary of their findings for internal record.

Asset Management. Once we acquire the asset, it will be insured and then transported and warehoused in a climate-controlled, highly secure location. During our hold period, we will monitor increases in market value and keep investors apprised any portfolio updates. We expect to loan the asset to museums or other interested parties (e.g., corporate offices/buildings) for fees that will then be distributed to investors.

Our asset selection criteria were established by our manager in consultation with members of our Advisory Board and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential. Our manager, along with our Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, pre-purchase inspections, and other related records.  Our manager, along with our Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, and the historical valuation of the specific asset or comparable assets. Our manager, together with the Advisory Board, will review asset selection criteria at least annually. Our manager will seek approval from the Advisory Board for any major deviations from these criteria.

Through our network and Advisory Board, we believe that we will be able to identify and acquire art and other collectibles of the highest quality with the intent of driving returns for investors in the series of interests that owns the applicable asset. Concurrently, through the Otis Platform, we aim to bring together a significantly larger number of potential buyers with asset sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate assets more efficiently than the traditional markets and with significantly lower transaction and holding costs.

Asset Acquisition

From time to time, we or our affiliates may elect to acquire a work of art or collectible opportunistically prior to the offering process. In such cases, the proceeds from the associated offering, net of any Brokerage Fee, Offering Expenses or other Acquisition Expenses, will be used to reimburse us for the acquisition of the artwork or collectible or repay any loans made to our company, plus applicable interest, to acquire such artwork or collectible.

In the future, rather than pre-purchasing assets before the closing of an offering, we plan to negotiate with asset sellers for the exclusive right to market, for a period of time a piece of art or collectible on the Otis Platform to investors. We plan to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement with an asset seller which would close simultaneously upon the closing of the offering of interests in the series associated with that piece of art or collectible. Then, upon closing a successful offering, the asset seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the series associated with the piece of art or collectible being sold (as negotiated in the asset purchase agreement for such asset) and title to the asset would be held by, or for the benefit of, the applicable series.

Asset Liquidity

We intend to hold and manage all of the assets marketed on the Otis Platform for an average of five to ten years. Liquidity for investors would be obtained by transferring their interests in a series (although a secondary market does not currently exist and there can be no guarantee that a secondary market for any series of interests will develop or that appropriate registrations to permit secondary trading will ever be obtained). However, should an offer to liquidate an entire asset materialize and be in the best interest of the investors, as determined by our asset manager, our asset manager together with the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an asset become obsolete (e.g. lack investor demand for its interests) or suffer from a catastrophic event, our asset manager may choose to sell the asset. As a result of a sale under any circumstances, our asset manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the assets insurance contract) to the interest holders of the applicable series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the asset or of the series at that time).

Employees

Our manager has 3 full-time employees and 10 part-time contractors.  Our company does not have any employees.

Government Regulation

Regulation of the art and collectible industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.

Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us or each series of interests to significant damages or other penalties.

Legal Proceedings

None of our company, any series, our manager, our asset manager or any director or executive officer of our manager is presently subject to any material legal proceedings.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from underlying assets and any indemnification payments made by our company will be allocated amongst the various interests in accordance with our manager’s allocation policy, a copy of which is available to investors upon written request to our manager. The allocation policy requires our manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series of interests.  If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of underlying assets or the number of interests, as reasonably determined by our manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each underlying asset
	Asset sponsorship models	Allocable pro rata to the value of each underlying asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets
Acquisition Expense	Transportation of underlying asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance of underlying asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Pre-purchase inspection	Allocable pro rata to the number of underlying assets
	Interest expense in the case an underlying asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable underlying asset
	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets
Operating Expense	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
	Marketing expenses in connection with any revenue generating event	Allocable pro rata to the value of each underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to any revenue generating event	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g. Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of underlying assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
	Other revenue generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each underlying asset

Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

DESCRIPTION OF PROPERTY

We currently lease space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the underlying assets in a highly controlled environment, other than when they are being utilized for marketing or similar purposes. The monthly rent is $150 per month.

Our manager and asset manager are located at 335 Madison Ave, 3rd Floor, New York, NY 10017.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

Since its formation in December 2018, our company has been engaged primarily in acquiring a collection of investment grade art and collectibles, with loans from officers of our manager, and developing the financial, offering and other materials to begin fundraising.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

Upon the completion of this offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Operating Results

Revenues are generated at the series level. As of December 31, 2018, no series has generated any revenues.  Series #KW is not expected to generate any revenues until 2020.

We had no operating expenses for the year ended December 31, 2018. Each series will be responsible for its own Operating Expenses, such as storage and insurance beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of December 31, 2018, none of our company or any series of interests had any cash or cash equivalents and had no financial obligations.

On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for a note in the original principal amount of $237,500.  This note does not bear any interest and must be repaid within 14 business days of the final closing of this offering (i.e., when this offering is fully funded), provided that we may prepay the note at any time.

Each series will repay any loans plus accrued interest used to acquire its underlying asset with proceeds generated from the closing of the offering of such series.  No series will have any obligation to repay a loan incurred by our company to purchase an underlying asset for another series.

Plan of Operations

Series #KW has not commenced operations, is not capitalized and has no assets or liabilities. We intend for Series #KW to start operations at the time of a closing of this offering. All assets and liabilities related to the Series #KW Asset that have been incurred to date and will be incurred until the closing are the responsibility of our company or our manager and responsibility for any assets or liabilities related to the Series #KW Asset will not transfer to Series #KW until such time as a closing has occurred.

We plan to launch approximately 10 to 20 additional offerings in the next twelve months.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment grade art and other collectibles.

We also intend to develop revenue generating events (as described in “Description of Business—Our Business”), allowing investors to enjoy the collection of art and collectibles acquired by us through events, museums and other programs, which we anticipate will enable the Series #KW Asset to generate revenue for Series #KW to distribute dividends on a semi-annual basis at the discretion of our manager. We do not anticipate generating enough revenues in fiscal year 2019 from any revenue generating event to distribute any dividends in fiscal year 2019.  See “Description of Business—Operating Expenses” for additional information regarding the payment of Operating Expenses.

We believe that the proceeds from this offering will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Manager

Our company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Our manager has established a Board of Directors and will establish an Advisory Board that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules. Our manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.  Our manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the underlying assets at revenue generating events in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of the underlying asset or other series as the case may be.

We will follow guidelines adopted by our manager and implement policies set forth in the Operating Agreement unless otherwise modified by our manager. Our manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders.  Our manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.

Our manager performs its duties and responsibilities pursuant to the Operating Agreement. Our manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager and to indemnify our manager against certain liabilities.

The responsibilities of our manager include the following:

Asset Sourcing and Disposition Services

●	together with members of the Advisory Board, define and oversee the overall underlying asset sourcing and disposition strategy;

●	manage our asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;

●	negotiate and structure the terms and conditions of acquisitions of assets with asset sellers;

●	evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	structure and negotiate the terms and conditions of transactions pursuant to which underlying assets may be sold or otherwise disposed;

Services in Connection with an Offering

●	create and manage all series of interest for offerings related to underlying assets on the Otis Platform;

●	develop offering materials, including the determination of its specific terms and structure and description of the underlying assets;

●	create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and coordinate with the broker of record, lawyers, accountants and escrow agents as necessary in such processes;

●	prepare all marketing materials related to offerings and obtain approval for such materials from the broker of record;

●	together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	create and implement various technology services, transactional services, and electronic communications related to any offerings;

●	all other necessary offering related services;

Asset Monetization Services

●	create and manage all revenue generating events and determine participation in such programs by any underlying assets;

●	evaluate and enter into service provider contracts related to the operation of revenue generating events;

●	allocate revenues and costs related to revenue generating events to the appropriate series in accordance with our allocation policy;

●	approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and revenue generating events;

Interest Holder Relationship Services

●	provide any appropriate updates related to underlying assets or offerings electronically or through the Otis Platform;

●	manage communications with interest holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing interest holder support and services;

●	determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

●	maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a series;

Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to our company or any series by our manager to cover any Operating Expense shortfalls;

●	administer the potential issuance of additional interests to cover any potential Operating Expense shortfalls;

●	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

●	maintain all appropriate books and records for our company and all the series of interests;

●	obtain and update market research and economic and statistical data in connection with the underlying assets and the general collectible market;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to interest holders or the transfer or re-sale of securities as may be permitted by law;

●	evaluate and obtain adequate insurance coverage for the underlying assets based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Directors, Executive Officers and Key Employees of the Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Michael Karnjanaprakorn	Chief Executive Officer, Director	36	October 2018	N/A
Albert Wenger	Director	52	February 2019	N/A

Michael Karnjanaprakorn. Mr. Karnjanaprakorn is a serial entrepreneur who has developed several successful tech platforms. In 2010, he co-founded Skillshare, an online learning community for creative professionals. He led the platform to 7M+ registered users with 25K+ classes. Prior to Skillshare, Mr. Karnjanaprakorn was an early employee at Behance which was acquired by Adobe and Hot Potato which was acquired by Facebook. Mr. Karnjanaprakorn graduated from the University of Virginia with a B.A. in Economics and the VCU Brandcenter with a M.S. in Advertising.

Albert Wenger. Mr. Wenger is a managing partner at Union Square Ventures, a New York City-based venture capital firm. Mr. Wenger joined Union Square Ventures as a Venture Partner in 2006 following the sale of Delicious to Yahoo in 2005 where he was President. He became a General Partner in 2008 and a Managing Partner in 2017. His notable investments include Etsy (IPO 2015), Twilio (IPO 2016), MongoDB (IPO 2017). Mr. Wenger earned his PhD in Information Technology from MIT in 1999.

Directors are elected until their successors are duly elected and qualified.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Advisory Board

Responsibilities of the Advisory Board

The Advisory Board will support our company, our asset manager and our manager and consists of advisors to our manager. It is anticipated that the Advisory Board will review our relationship with, and the performance of, our manager, and generally approve the terms of any material or related-party transactions.  In addition, it is anticipated that the Advisory Board will be responsible for the following:

●	approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

●	evaluating all asset acquisitions;

●	evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of our company and our interest holders;

●	providing guidance with respect to the appropriate levels of insurance costs specific to each individual asset;

●	reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and our company, a series or the other members, on the other hand, or our company or a series, on the one hand, and another series, on the other hand;

●	approving any material transaction between our company or a series, on the one hand, and our manager or any of its affiliates, another series or an interest holder, on the other hand, other than for the purchase of interests;

●	reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to our interest holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to interest holders are in accordance with our policies; and

●	approving any service providers appointed by our manager in respect of the underlying assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise.  The members of the Advisory Board will not be managers or officers of our company or any series and will not have fiduciary or other duties to the interest holders of any series.

Compensation of the Advisory Board

Our manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service. As such, it is anticipated that their costs will not be borne by any given series of interests.

Members of the Advisory Board

We have already established an informal network of expert advisors who support or company in asset acquisitions, valuations and negotiations, but we have not yet established a formal Advisory Board.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of the executive officers of our manager manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our manager, from our manager.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

Our manager will receive reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) and, in its capacity as our asset manager, a Sourcing Fee. Neither our manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with this offering. See “Plan of Distribution and Selling Securityholders—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

Our manager did not receive any compensation in our fiscal year ended December 31, 2018.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Upon designation of Series #KW on February 19, 2019, our manager was granted a single interest in Series #KW and became the initial member holding 100% of the then outstanding Series #KW Interests.

At the closing of this offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the Series #KW Interests sold in this offering for the same price as all other investors. Our manager may sell its Series #KW Interests from time to time after the closing of this offering. Our manager has no present intention to sell its Series #KW Interests, and any future sales would be based upon our potential need for capital, market prices of the Series #KW Interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to the Series #KW Interests.

The address of our manager is 335 Madison Ave, 3rd Floor, New York, NY 10017.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2017 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for a note in the original principal amount of $237,500.  This note does not bear any interest and must be repaid within 14 business days of the final closing of this offering (i.e., when this offering is fully funded), provided that we may prepay the note at any time.

SECURITIES BEING OFFERED

The following is a summary of the principal terms of, and is qualified by reference to, the Operating Agreement, attached hereto as Exhibit 2.2, and the subscription agreement, attached hereto as Exhibit 4.1, relating to the purchase of the interests offered hereby.  This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective investor.  In the event that the provisions of this summary differ from the provisions of the Operating Agreement or the subscription agreement (as applicable), the provisions of the Operating Agreement or the subscription agreement (as applicable) shall apply.  Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of Interests

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act.  The purchase of the interests offered hereby is an investment only in the particular series and not an investment in our company as a whole.  In accordance with the LLC Act, any series of interests established by our company will be a separate series of limited liability company interests of our company and not in a separate legal entity. We have not issued, and will not issue, any class of series interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with this offering.

Title to the underlying assets will be held by, or for the benefit of, the applicable series of interests.  We intend that each series of interests will own its own underlying asset, which will be a work of art or other collectible.  We do not anticipate that Series #KW will acquire any other art or collectibles other than the Series #KW Asset.  A new series of interests will be issued for future art or collectibles or other alternative assets to be acquired by us.  An investor who invests in this offering will not have any indirect interest in any asset other than the Series #KW Asset unless the investor also participates in a separate offering associated with that other collectible underlying asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Accordingly, our company expects our manager to maintain separate, distinct records for each series and its associated assets and liabilities.  As such, the assets of a series include only the work of art or other collectible associated with that series and other related assets (e.g., cash reserves).  As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of our company generally where the assets of such other series of interests or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series of interests established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.  We intend for each series of interests to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant underlying asset will be held by, or for the benefit of, the relevant series.

All of the interests offered by this offering circular will be duly authorized and validly issued.  Upon payment in full of the consideration payable with respect to the interests, as determined by our manager, the holders of the interests will not be liable to our company to make any additional capital contributions (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act).  Holders of the interests offered hereby have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

In general, the holders of each series of our interests (which may include our manager, its affiliates or asset sellers) will participate in the available Free Cash Flow derived from the underlying asset related to the series, less expenses (as described in “—Distribution rights” below).  Our manager, an affiliate of our company, will own a minimum of 2% and a maximum of 19.99% of each series of interests. Our manager may sell its interests pursuant from time to time.  Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. Our manager has the authority under the Operating Agreement to cause our company to issue interests of a series to investors as well as to other persons for such cost (or no cost) and on such terms as our manager may determine, subject to the terms set forth in the designation for each series. The Series #KW Designation is attached hereto as Exhibit 3.1.

Each series will use the proceeds its offerings to pay certain fees and expenses related to the acquisition and the offering, including repay any loans taken to acquire the underlying assets (please see the “Use of Proceeds to Issuer” section for further details regarding the use of proceeds for this offering). An investor in this offering will acquire an ownership interest only in the series offered hereby and not, for the avoidance of doubt, in (i) our company, (ii) any other series of interests, (iii) our manager, (iv) the Otis Platform or (v) any underlying asset owned by any series. Although our interests will not immediately be listed on a stock exchange and a liquid market in our interests cannot be guaranteed, we plan to create our own trading market or partner with an existing platform to allow for trading of our interests (please review additional risks related to liquidity in the “Risk Factors” section).

Further Issuance of Interests

Our manager has the option to issue additional interests in the series offered hereby (in addition to those issued in connection with this offering) on the same terms as the interests offered hereunder as is required from time to time in order to pay any Operating Expenses which exceed revenue generated from the underlying asset.

Distribution Rights

Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying asset related to such series.  Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

We expect our manager to distribute any Free Cash Flow on a semi-annual basis as set forth below.  However, our manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a series from the utilization of the underlying asset related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

●	thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying asset related to such series or our manager or any of its affiliates.

No series will distribute an underlying asset in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years.  Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series.  For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

No Redemption Provisions

No series of our interests are redeemable.

No Registration Rights

There are no registration rights in respect of any series of our interests.

Limited Voting rights

Our manager is not required to hold an annual meeting of interest holders.  The Operating Agreement provides that meetings of interest holders may be called by our manager and a designee of our manager shall act as chairman at such meetings. Interest holders do not have any voting rights as an interest holder in our company or a series except with respect to:

●	the removal of our manager for cause as described below;

●	the dissolution of our company upon the for-cause removal of our manager; and

●	an amendment to the Operating Agreement that would:

o	adversely affect the rights of an interest holder in any material respect;

o	reduce the voting percentage required for any action to be taken by the holders of interests in our company under the Operating Agreement;

o	change the situations in which our company and any series can be dissolved or terminated;

o	change the term of our company (other than the circumstances provided in the Operating Agreement); or

o	give any person the right to dissolve our company.

Our manager can only be removed as manager of our company and each series of interests in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or our company which has a material adverse effect on our company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable.  The removal of our manager as manager of our company and all series of interests must be approved by two-thirds of the votes that may be cast by all interest holders in any series of our company. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by all interest holders in any series of our company present in person or represented by proxy.

Our manager or its affiliates (if they hold series of interests) may not vote as an interest holder in respect of any matter put to the interest holders. However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by our manager and no amendment to the Operating Agreement may be made without the prior approval of our manager that would decrease the rights of our manager or increase the obligations of our manager thereunder.

Our manager has broad authority to take action with respect to our company and any series.  See “Directors, Executive Officers and Significant Employees—The Manager” for more information.  Except as set forth above, our manager may amend the Operating Agreement without the approval of the interest holders to, among other things, reflect the following:

●	the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

●	a change that our manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

●	a change that our manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;

●	a change that our manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

●	an amendment that our manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, our manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that our manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;

●	any amendment that our manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;

●	a change in the fiscal year or taxable year and related changes; and

●	any other amendments which our manager deems necessary or appropriate to enable our manager to exercise its authority under the Agreement.

In each case, our manager may make such amendments to the Operating Agreement provided our manager determines that those amendments:

●	do not adversely affect the interest holders (including any particular series of interests as compared to other series of interests) in any material respect;

●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●	are necessary or appropriate to facilitate the trading of interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which our manager deems to be in the best interests of our company and the interest holders;

●	are necessary or appropriate for any action taken by our manager relating to splits or combinations of interests under the provisions of the Operating Agreement; or

●	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, our manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of underlying asset of each series.

Liquidation Rights

The Operating Agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of our manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of our manager.  Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of our company, (ii) the election of our manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act.  Under no circumstances may a series of interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series of interests).

Upon the occurrence of any such event, our manager (or a liquidator selected by our manager) is charged with winding up the affairs of the series of interests or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series of interests or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series).

Transfer Restrictions

Each series of our interests are subject to restrictions on transferability. A holder of interests may not transfer, assign or pledge its interests without the consent of our manager.  Our manager may withhold consent in its sole discretion, including when our manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. The transferring holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by us or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees.  Our manager may transfer all or any portion of the interests held by it at any time and from time to time.

Additionally, unless and until the interests are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the interests.  There can be no assurance that we will, or will be able to, register our interests for resale. Therefore, investors may be required to hold their interests indefinitely. Please refer to the subscription agreement (Exhibit 4.1) for additional information regarding these restrictions.  To the extent certificated, the interests issued in this offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement.  Pursuant to the Operating Agreement, each investor grants to our manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of Officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each series of interests will be managed under the direction of our manager.  Our manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by our manager. Our manager will be appointed as the asset manager of each series of interests to manage the underlying assets.

We may decide to enter into separate indemnification agreements with the directors and officers of our company, our manager or our asset manager (including if our manager or asset manager appointed is not Otis Wealth, Inc.).  If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Books and Reports

We are required to keep appropriate books of the business at our principal offices.  The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP.  For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our manager in accordance with the Internal Revenue Code.  Mur manager will file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the Commission. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the Commission. In addition, we plan to provide holders of interests with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

We will provide such documents and periodic updates electronically through the Otis Platform. As documents and periodic updates become available, we will notify holders of interests of this by sending the holders an email message or a message through the Otis Platform that will include instructions on how to retrieve the periodic updates and documents. If our email notification is returned to us as “undeliverable,” we will contact the holder to obtain an updated email address. We will provide holders with copies via email or paper copies at any time upon request. The contents of the Otis Platform are not incorporated by reference in or otherwise a part of this offering circular.

Exclusive jurisdiction

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each investor will covenant and agree not to bring any such claim in any other venue. If a holder of the interests were to bring a claim against our company or our manager pursuant to the Operating Agreement, it would have to do so in the Delaware Court of Chancery. Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware.

In addition, the exclusive jurisdiction provision contained in the Operating Agreement does not apply to claims under the Exchange Act or the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Listing

The interests offered hereby are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the interests offered hereby to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the series of interests (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold the interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold the interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell the interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold interests, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Taxation of Each Series of Interests as a “C” Corporation

Proposed but not yet finalized regulations, as well as one private ruling by the IRS, indicate that each series of a series limited liability company such as our company should each be treated as a separate entity formed under local law. Our company has affirmatively elected for each series of interests in the company to be taxed as a “C” corporation under Subchapter C of the Code, and expects that each series will be treated as a corporation for all federal and state tax purposes. Thus, each series of interests will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each series, before making any distributions to interest holders as described below.

Taxation of Distributions to Investors

A “U.S. Holder” includes a beneficial owner of interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Distributions to U.S. Holders out of each series’ current or accumulated earnings and profits (which would include any gains derived from the sale or exchange of the assets that will be held by each series, net of tax paid or accrued thereon, will be taxable to U.S. Holders as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors as to whether any dividends paid by a series would be “qualified dividend income.” Distributions in excess of the current and accumulated earnings and profits of a series will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset. In addition, a 3.8% tax applies to certain investment income (referred to as the 3.8% NIIT). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the U.S. Holder’s adjusted tax basis in the interests. A U.S. Holder’s adjusted tax basis in the interests generally equals his, her or its initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and under some circumstances to backup withholding at a current rate of 24% unless you establish an exemption. Backup withholding is not an additional tax; rather, the federal income tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the interests, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS

The validity of the interests offered hereby will be passed upon for us by Bevilacqua PLLC.

EXPERTS

Our financial statements for the period from inception (December 18, 2018) to December 31, 2018 included in this offering circular have been audited by Jason M. Tyra, CPA, PLLC, an independent registered public accounting firm, as stated in its report appearing herein.  Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to us and the interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the closing of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the Commission. We anticipate making these documents publicly available, free of charge, on the Otis Platform as soon as reasonably practicable after filing such documents with the Commission.

You can read the offering statement and our future filings with the Commission over the Internet at the Commission’s website at www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our manager will answer inquiries from potential investors concerning the interests, our company, our manager and other matters relating to the offer and sale of the interests under this offering circular.  We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Requests and inquiries regarding this offering circular should be directed to:

Otis Wealth, Inc.

335 Madison Ave 3rd floor

New York, NY 10017

E-Mail: hello@otiswealth.com
Tel: (201) 479-4408
Attention: Michael Karnjanaprakorn

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

FINANCIAL STATEMENTS

Independent Auditor’s Report

To Management
Otis Gallery LLC
Dover, DE

We have audited the accompanying balance sheet of Otis Gallery LLC as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Otis Gallery LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter– Subsequent Events

The accompanying financial statements contain substantial disclosures in Note F (“Subsequent Events”) related to the terms of Otis Gallery LLC’s public offering of equity to occur during 2019. Our audit did not include procedures designed to evaluate the terms of the offering or management’s claims related to the offering, other than the fact that they were planned to occur as of the date the financial statements were avail- able to be issued. Our opinion is not modified with respect to this matter.

/s/ Jason M. Tyra, CPA, PLLC

Jason M. Tyra, CPA, PLLC
Dallas, TX

February 15, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

OTIS GALLERY LLC

BALANCE SHEET

AS OF DECEMBER 31, 2018

December 31, 2018
ASSETS

CURRENT ASSETS
Cash	$-
TOTAL CURRENT ASSETS	-

TOTAL ASSETS	-

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts Payable	-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Contributed Capital	-
TOTAL MEMBERS’ EQUITY	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF INCOME

FOR THE PERIOD OF DECEMBER 18, 2018 (INCEPTION) THROUGH DECEMBER 31, 2018

December 18, 2018 (Inception) Through December 31, 2018
Operating Income
Revenue	$-
Gross Profit	-

Operating Expense
General & Administrative	-
Net Income from Operations	-

Net Income	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OF DECEMBER 18, 2018 (INCEPTION) THROUGH DECEMBER 31, 2018

December 18, 2018 (Inception) Through December 31, 2018
Cash Flows From Operating Activities
Net Income (Loss) For the Period	$-
Net Cash Flows From Operating Activities	-

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD OF DECEMBER 18, 2018 (INCEPTION) THROUGH DECEMBER 31, 2018

Member’s Equity
Beginning Balance	$-

Net Income	-

Ending Balance	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD OF DECEMBER 18, 2018 (INCEPTION) THROUGH DECEMBER 31, 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Otis Gallery LLC (“the Company”) is a series limited liability company organized under the laws of the State of Delaware on December 18, 2018. The Company plans to develop an investment platform that empowers its users to invest in art and collectibles and to expand its asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.).

It is expected that the Company will create a number of separate series of interests and that each asset (or a group of assets) will be owned by a separate series. The assets and liabilities of each series will be separate in accordance with Delaware law. Investors will acquire membership interests in each series and will be entitled to share in the return of that particular series, but will not be entitled to share in the return of any other series.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company will rely on technology developed by its managing member, Otis Wealth, Inc. This technology is in development.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - MEMBER LIABILITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

NOTE E - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 20, 2019, the date that the financial statements were available to be issued.

Operating Agreement

On February 1, 2019, Otis Wealth, Inc. (the “Managing Member”) entered into a Limited Liability Company Agreement of the Company (the “Operating Agreement”), pursuant to which the Managing Member was appointed as the managing member of the Company (as defined in the Operating Agreement) with effect from the date of the formation of the Company on December 18, 2018 and shall continue as Managing Member of the Company until the earlier of (i) the dissolution of the Company or (ii) its removal or replacement in accordance with the terms of the Operating Agreement.

Establishment of Series and Issuance of Interests

The Operating Agreement provides that the Managing Member may, at any time and from time to time and in compliance with Section 3.03(c) of the Operating Agreement, cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Limited Liability Company Act (each a “Series”). Except as otherwise set forth in the applicable Series Designation, the Managing Member of each Series shall be Otis Wealth, Inc. until the earlier of (i) the dissolution of the Series pursuant or (ii) its removal or replacement in accordance with the terms of the Operating Agreement.

The Company may issue an unlimited number of interests in a Series that evidences a member’s rights, powers and duties with respect to the Company and such Series (the “Interests”), and options, rights and warrants relating to Interests, for any purpose at any time and from time to time to such persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Managing Member shall determine, all without the approval of the other members. Unless otherwise set forth in the applicable Series Designation, the Managing Member or its affiliates must acquire at least 2% of the Interests of each Series.

Each of the Series shall operate to the extent practicable as if it were a separate limited liability company. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement) and (iii) designate or authorize the designation of specific officers to be associated with such Series.

Section 18-215(b) of the Delaware Limited Liability Company Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Accordingly, the Managing Member is required to maintain separate, distinct records for each Series and its associated assets and liabilities.  As such, the assets of a Series will include only the work of art, collectible or other asset associated with that Series and other related assets (e.g., cash reserves).

Expenses

Pursuant to the Operating Agreement, each Series will use the proceeds its offerings to pay certain fees and expenses related to the acquisition and the offering, including repay any loans taken to acquire the underlying assets. In addition, each Series will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (the “Operating Expenses”):

●	any and all fees, costs and expenses incurred in connection with the management of a Series Asset (as defined in the Operating Agreement), including import taxes, income taxes, storage (including property rental fees should the Managing Member decide to rent a property to store a number of Series Assets), security, valuation, custodial, marketing and utilization of the Series Asset;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series of Interests, including any blue sky filings required in order for a Series of Interest to be made available to investors in certain states and any annual audit of the accounts of such Series of Interests (if applicable) and any reports to be filed with the Securities and Exchange Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Managing Member or the Asset Manager (as defined in the Operating Agreement), in connection with the Series Asset;

●	any withholding or transfer taxes imposed on the Company or a Series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Asset Manager in connection with the affairs of the Company or a Series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

●	all custodial fees, costs and expenses in connection with the holding of a Series Asset;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

●	the cost of the audit of the annual financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to members;

●	any indemnification payments to be made pursuant to the Operating Agreement;

●	the fees and expenses of the Company’s or a Series counsel in connection with advice directly relating to the Company’s or a Series’ legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

The Managing Member will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).

If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, the Managing Member may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Managing Member may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such underlying asset (the “Operating Expenses Reimbursement Obligations”), and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Distribution Rights

In general, the holders of each Series of Interests will participate in the available Free Cash Flow derived from the underlying asset related to the Series, less expenses.  The Managing Member has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each Series of Interests except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under US GAAP) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying asset related to such Series.

Any Free Cash Flow generated by a Series from the utilization of the underlying asset related to such Series shall be applied within the Series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses; and

●	thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series).

No Series will distribute an underlying asset in kind to its Interest holders.

Liquidation Rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Managing Member to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the Delaware Limited Liability Company Act; and (v) a vote by a majority of all Interest holders of the Company following the for-cause removal of the Managing Member.  Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the Delaware Limited Liability Company Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Managing Member to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the Delaware Limited Liability Company Act.  Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the Delaware Limited Liability Company Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series).

Upon the occurrence of any such event, the Managing Member (or a liquidator selected by our manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Managing Member or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligations), and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Managing Member, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Managing Member and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Managing Member, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Voting Rights

The Managing Member has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:

●	the removal of the Managing Member;

●	the dissolution of the Company upon the for-cause removal of the Managing Member; and

●	an amendment to the Operating Agreement that would:

o	adversely affect the rights of an Interest holder in any material respect;

o	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

o	change the situations in which the Company and any Series can be dissolved or terminated;

o	change the term of the Company (other than the circumstances provided in the Operating Agreement); or

o	give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable.  The removal of the Managing Member as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.

Other Rights

Holders of Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

Transfer Restrictions

The Operating Agreement provides that each Series of Interests are subject to restrictions on transferability. The Managing Member may refuse a transfer by holder of its interest(s) in any Series if such transfer would result in (a) there being more than 2,000 beneficial owners in such Series or more than 500 beneficial owners in such Series that are not “accredited investors” (provided that the Managing Member may waive such limitations), (b) the assets of such Series being deemed “plan assets” for purposes of the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended, (c) a change of U.S. federal income tax treatment of the Company and/or such Series, or (d) the Company, such Series or the Managing Member being subject to additional regulatory requirements.

Power of Attorney

Pursuant to the Operating Agreement, each member grants to the Managing Member a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Managing Member the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Designation of Series #KW

On February 19, 2019, the Managing Member established a Series of Interests designated as Series #KW pursuant to a Series Designation (the “Series #KW Designation”). Pursuant to the Series #KW Designation, the Managing Member was appointed as Managing Member of Series #KW and was granted one (1) Interest in Series #KW (the “Series #KW Interests”). Pursuant to the Series #KW Designation, Series #KW may issue up to 10,000 Series #KW Interests with a minimum requirement of one (1) Series #KW Interest. The Series #KW Designation states that there shall initially be no specific officers associated with Series #KW, although the Managing Member may appoint officers of Series #KW from time to time, in its sole discretion.

Pursuant to the Series #KW Designation, the asset associated with Series #KW (the “Series #KW Asset”) shall be the 2018 Saint Jerome Hearing the Trumpet of Last Judgment painting by Kehinde Wiley acquired by Series #KW pursuant to the Purchase Agreement (as defined below) and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series #KW from time to time, as determined by the Managing Member in its sole discretion.

The Series #KW Designation also describes the terms of the Asset Management Agreement (as defined below) and the Brokerage Fee (as defined below).

Purchase of Series #KW Asset

On February 19, 2019, Series #KW acquired the Series #KW Asset from the Managing Member pursuant to a Purchase and Sale Agreement, dated February 19, 2019, between Series #KW and the Managing Member (the “Purchase Agreement”), in exchange for a note in the original principal amount of $237,500 (the “Note”).  This Note does not bear any interest and must be repaid within 14 business days of the date on which the offering for the Series #KW Interests is fully funded through an offering conducted by the Company, provided that the Company may prepay the Note at any time.

The Note contains standard events of default, including: (a) upon the failure to pay any amounts when due; (b) if the Company shall: (i) admit in writing its inability to pay its debts generally as they become due; (ii) make an assignment for the benefit of its creditors; or (iii) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property; (c) if the Company shall file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States or any state or district or territory thereof; (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of Company, a receiver for Company or of the whole or any substantial part of its property, or approving a petition filed against the Company seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States or any state or district or territory thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty (30) days from the date of the entry thereof; (e) if under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or of the whole or any substantial part of its property, and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control; or (f) if a final judgment or order for the payment of money, or any final order granting equitable relief, shall be entered against the Company and such judgment or order has or will have a materially adverse effect on the financial condition of the Company.

Asset Management Agreement

On February 19, 2019, Series #KW entered into an Asset Management Agreement with the Managing Member (the “Asset Management Agreement”). Pursuant to the Asset Management Agreement, the Managing Member was appointed as asset manager to Series #KW for the purpose of managing the Series #KW Asset (the “Asset Manager”).

Except as set forth below and any guidance as may be established from time to time by the Managing Member or the Company’s advisory board, the Asset Manager will have sole authority and complete discretion over the care, custody, maintenance and management of the Series #KW Asset and to take any action that it deems necessary or desirable in connection therewith.  The Asset Manager is authorized on behalf of Series #KW to, among other things:

●	create the asset maintenance policies for the Series #KW Asset in consultation with the advisory board and oversee compliance with such maintenance policies;

●	purchase and maintain insurance coverage for the Series #KW Asset for the benefit of Series #KW;

●	engage third party independent contractors for the care, custody, maintenance and management of the Series #KW Asset;

●	develop standards for the care of the Series #KW Asset while in storage;

●	develop standards for the transportation and care of the Series #KW Asset when outside of storage;

●	reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to the Series #KW Asset paid by the Asset Manager;

●	deliver invoices to the Managing Member for the payment of all fees and expenses incurred by Series #KW in connection with the maintenance of the Series #KW Asset and ensure delivery of payments to third parties for any such services; and

●	generally perform any other act necessary to carry out its obligations under the Asset Management Agreement.

Notwithstanding the foregoing, the Asset Manager shall not have the authority to sell, transfer or convey the Series #KW Asset, provided, however, that the Asset Manager may deliver to the advisory board any offers to purchase the Series #KW Asset received by the Asset Manager and deemed by the Asset Manager to be in the best interest of the investors and the Asset Manager together with the advisory board will consider the merits of such offers on a case-by-case basis and potentially sell the Series #KW Asset. However, should the Series #KW Asset become obsolete (e.g. lack investor demand for its interests) or suffer from a catastrophic event, the Asset Manager may choose to sell the Series #KW Asset. As a result of a sale under any circumstances, the Asset Manager will distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the assets insurance contract) to the Series #KW Interest holders (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligations on the Series #KW Asset).

As compensation for sourcing the Series #KW Asset, the Asset Manager will be paid sourcing fee equal to 2.3556% of the total aggregate amount of Series #KW Interests that are sold in the Offering (as defined below); provided that such sourcing fee may be waived by the Asset Manager in its sole discretion. Series #KW will also reimburse the Asset Manager for any Operating Expenses Reimbursement Obligations.

The Asset Management Agreement will terminate on the earlier of: (i) one year after the date on which the Series #KW Asset has been liquidated and the obligations connected to the Series #KW Asset (including, contingent obligations) have been terminated, (ii) the removal of the Managing Member as managing member of the Series, (iii) upon notice by one party to the other party of a party’s material breach of the Asset Management Agreement or (iv) such other date as agreed between the parties to the Asset Management Agreement.

Series #KW also agreed to indemnify the Asset Manager and its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the Asset Management Agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.

Solicitation Agreement

On February 13, 2019, the Company entered into a solicitation agreement (the “Solicitation Agreement”) with North Capital Private Securities Corporation (the “Broker”) to engage the Broker to serve as broker of record for the Company’s Regulation A offerings, process transactions by subscribers to the offerings and provide investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks).

As compensation, the Broker will receive a fee equal to 1% of the amount raised through the offerings, which, for clarification purposes, excludes any Interests purchased by the Managing Member, its affiliates or the asset sellers (the “Brokerage Fee”); provided that if any investors are identified and solicited by the Broker, such Brokerage Fee shall be equal to 7% of the amount raised from such investors. Each Series will be responsible for paying its own Brokerage Fee to the Broker in connection with the sale of Interests in such Series. The Brokerage Fee will be payable immediately upon the closing of each offering from the proceeds of such offering. The Company also agreed to pay a fee of $10,000 for non-accountable due diligence expenses.

In addition to the Brokerage Fee, if, within six (6) months after the termination of Solicitation Agreement, the Company completes any private financing of equity, equity-linked or debt or other capital raising activity (other than the exercise by any person or entity of any options, warrants or other convertible securities) with any investors that were identified by the Broker, the Company will pay the Broker upon the closing of such financing seven percent (7%) of the amount of such investor’s investment in such offering.

Pursuant to the Solicitation Agreement, the Company agreed that it will not engage any person to perform services similar to those provided by the Broker under the Solicitation Agreement without the Broker’s written consent.

The amount recoverable under any claim by the Company against the Broker is limited to the aggregate of fees payable by us to the Broker under the Solicitation Agreement.  The Company agreed to indemnify the Broker and each of its affiliates and their respective directors, officers and employees for any loss, claim, damage, expense or liability incurred by the other (including reasonable attorneys’ fees and other expenses in investigating, defending against or appearing as a third-party witness in connection with any action or proceeding) in any third party claim arising out of a material breach (or alleged breach) by us of any provision of the Solicitation Agreement, or as a result of a material violation of any law or regulation.

In addition, in the event that the Company fails to notify the Broker of an investment occurring off of the Otis Platform and fail to pay the Brokerage Fee to the Broker within 30 days thereof, then the Broker will be entitled to liquidated damages equal to the greater of (i) five times the Brokerage Fee or (ii) $10,000.

The Solicitation Agreement may be terminated by either party at any time upon the provision of sixty days prior written notice thereof to the other.